John P. Condon | 617 348 4453 | jpcondon@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

November 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dorrie Yale
Mary Beth Breslin

Re:	Albireo Pharma, Inc.
Registration Statement on Form S-3
Filed October 13, 2017
File No. 333-220958

Ladies and Gentlemen:

On behalf of Albireo Pharma, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and submitting this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated October 26, 2017 concerning the Registration Statement, which was filed with the Commission on October 13, 2017. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter. Page numbers referred to in the responses reference page numbers in the Amendment unless otherwise indicated.

Registration Statement on Form S-3

Cover Page

1.	Comment: Please revise your sales agreement prospectus supplement to clarify on the cover and in your Underwriting section that Cowen “is” or “will be deemed” rather than “may be deemed” an underwriter.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page SA-18 of the sales agreement prospectus included in the Amendment.

Plan of Distribution, page SA-18

2.	Comment: Your disclosure on the cover page of the prospectus supplement included in this registration statement states that sales may be made “to or through a market maker,”

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in negotiated transactions, or any other method permitted by law. You also state in the Plan of Distribution in the prospectus supplement that sales may be made in “privately- negotiated transactions” if expressly authorized by you. Please tell us whether these other sales methods satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages SA-5 and SA-18 of the sales agreement prospectus included in the Amendment. The Company further confirms that, if any sales method employed by the Company does not constitute a sales method that is deemed to be an “at the market offering,” as defined in Rule 415, or if any material information with respect to a particular offering has been omitted from the sales agreement prospectus included in the Registration Statement, the Company will file an additional prospectus supplement at the time of such sale.

We hope that the above responses are acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-4453 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ John P. Condon, Esq.
John P. Condon, Esq.

cc:	Albireo Pharma, Inc.

Peter A. Zorn, Esq., Chief Corporate Officer, General Counsel and Secretary

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Megan N. Gates, Esq.